April 23, 2008


Securities & Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:  Global Payment Technologies, Inc.
        SEC File No. 0-25148

Ladies and Gentlemen:

We have read Item 4-01(a) of the Form 8-K to be filed on or about April 23, 2008 of the above-referenced registrant and are in agreement with the statements made therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,



/s/ Eisner LLP